FOOTNOTE FOR SETTLEMENT OF PREPAID VARIABLE FORWARD CONTRACT

(1) On June 15, 2006 the reporting person settled his obligation to deliver shares of the Company's common stock (Common Stock) or an equivalent amount of cash (if elected by him) pursuant to a prepaid variable forward contract (Contract) entered into on September 15, 2003 with an unaffiliated third party buyer (Buyer).

The Contact obligated the reporting person to deliver to the Buyer up to 145,000 shares of the Company's common stock (Common Stock) (or an equivalent amount of cash, if elected by him) on the Maturity Date of the Contract (i.e., June 15, 2006, or an earlier date if the parties agreed to terminate the Contract early). In exchange for assuming this obligation, the reporting person received a cash payment of $1,189,000 as of the date of entering into the Contract. The reporting person pledged 145,000 shares of Common Stock (the Pledged Shares) to secure his obligations under the Contract, and retained voting and dividend rights in the Pledged Shares during the period of the pledge.

The Contract provided that the number of shares (or equivalent amount of cash) deliverable by the reporting person on the Maturity Date would be determined on the basis of the average closing price per share of Common Stock on June 13, June 14, and June 15, 2006 (Average Closing Price):

a) If the Average Closing Price were less than or equal to $9.43 (i.e. the Floor Price, which is the price on the date of entering into the Contract), the reporting person would deliver to the Buyer the entire amount of Pledged Shares;

b) If the Average Closing Price were between the Floor Price and $11.316 (the Cap Price), the reporting person would deliver to the Buyer a number of shares determined by multiplying the Pledged Shares by the Floor Price, and dividing the resulting number by the Average Closing Price;

c) If the Average Closing Price were greater than the Cap Price, the reporting person would deliver to the Buyer a number of shares determined by reference to a formula specified in the Contract that would result in the reporting person being obligated to deliver fewer than the number of Pledged Shares.

The average closing price per share of Common Stock on June 13, June 14, and June 15, 2006 was $21.75. Because the Average Closing Price was higher than the Cap Price, the reporting person was only required to deliver 132,283 of the Pledged shares.